WISHBONE PET PRODUCTS INC.

2857 Sherwood Heights Drive

Oakville, Ontario L6J 7J9
Telephone: 844-209-3230

March 9, 2016

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: John Cash, Accounting Branch Chief

Dear Sirs:

Re:	Form 10-K for the Year Ended April 30, 2015
Filed June 29, 2015 – File No. 000-55588

We have received your letter dated February 11, 2016 containing comments concerning our Annual Report on Form 10-K for the fiscal year ended April 30, 2015. We have filed an amended Annual Report herewith and respond to those comments as follows:

Item 8: Financial Statements and Supplementary Data, page 14

1.	Please make arrangements with your auditor to revise the audit report presented on page F-1 to comply with Rule 2-02 of Regulation S-X and AS 3101. The revised audit report should be included in an amendment to your Form 10-K. Ensure that you include certifications that are currently dated and refer to the Form 10-K/A.

We have filed an amended Annual Report on Form 10-K that contains a revised audit report in the form requested. In addition, we have included certifications in our amended report that are currently dated and refer to the Form 10-K/A.

Item 9A(T): Controls and Procedures, page 15

A. Disclosure Controls and Procedures, page 15

2.	In the first paragraph of this section, you disclose that your disclosure controls and procedures were adequate. Meanwhile, in the second paragraph of this section, you disclose that your disclosure controls and procedures were not effective. In an amendment to your Form 10-K, please revise to disclose your conclusion that your disclosure controls and procedures are effective or ineffective, whichever the case may be. Refer to Item 307 of Regulation S-K.

We have revised our disclosure in the second paragraph mentioned to indicate that our disclosure controls and procedures were effective as of April 30, 2016.

3.	Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework you utilized when performing your assessment of internal control over financial reporting.

In our amended Annual Report, we have clarified that we relied on the 1992 version of the Treadway Commission’s Internal Control – Integrated Framework.

We hereby acknowledge that (1) the company is responsible for the adequacy and accuracy of the disclosure in this filing, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Rami Tabet

Wishbone Pet Products Inc.
Rami Tabet, President